UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-303

The Kroger Co. Savings Plan for Bargaining Unit Associates

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

THE KROGER CO. SAVINGS PLAN
FOR BARGAINING UNIT ASSOCIATES

Financial Statements

And

Supplemental Schedule

December 31, 2013 and 2012

With

Report of Independent Registered

Public Accounting Firm

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrative Committee of

The Kroger Co. Savings Plan for Bargaining Unit Associates:

We have audited the accompanying statements of net assets available for benefits — modified cash basis of The Kroger Co. Savings Plan for Bargaining Unit Associates (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits — modified cash basis for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with the modified cash basis of accounting.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 27, 2014

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Statements of Net Assets Available for Benefits - Modified Cash Basis

December 31, 2013 and 2012

	2013	2012

Cash	$—	$52,536
Investments, at fair value :
Interest in Master Trust	—	141,202,641

Receivables:
Notes receivable from participants	—	5,754,555
Total assets	—	147,009,732

Net assets available for benefits at fair value	—	147,009,732

Adjustment from fair value to contract value for interest in Master Trust relating to investment contracts	—	(2,684,560)

Net assets available for benefits	$—	$144,325,172

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis

Years Ended December 31, 2013 and 2012

	2013	2012

Additions:
Interest income on notes receivable from participants	$226,556	$198,869
Investment income - participation in Master Trust	28,621,118	15,172,808
Participant contributions	15,015,294	14,039,164

Deductions:
Benefits paid to participants	(10,638,934)	(10,406,495)
Administrative expenses	(436,138)	(338,807)

Net increase	32,787,896	18,665,539

Net assets available for benefits:
Beginning of year	144,325,172	125,659,633

Transfers to other plans	(177,113,068)	—

End of year	$—	$144,325,172

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Notes to Financial Statements

(All dollar amounts are in thousands)

1.               Description of Plan:

The following description of The Kroger Co. Savings Plan for Bargaining Unit Associates (Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of Plan provisions.

General

The Plan is sponsored by The Kroger Co., an Ohio corporation, and its wholly-owned subsidiaries (collectively the Company).  The Plan is a defined contribution plan covering all employees of the Company who have attained age 21, are covered by a collective bargaining agreement, have been employed 30 days, and have completed 72 hours of service within the 30-day period, excluding those employees who are eligible to participate in another qualified defined contribution plan maintained by or contributed to by the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Subject to certain limits, participants may contribute up to 75% of annual compensation per pay period to the Plan. Participants are also permitted to deposit into the Plan distributions from other qualified plans.  It is at the discretion of participants to modify and direct investments. Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50.  No Company contributions are made to the Plan.

Participant accounts

Each participant account is credited with the participant contribution, and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All accounts of a participant are fully vested at all times.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, disability, or retirement, as well as other factors.  At termination, those participants with a balance of less than or equal to one thousand dollars will receive a single lump sum distribution.  Absent specific elections by the participant, those with balances greater than one thousand dollars and less than or equal to five thousand dollars shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator.  Those with balances greater than five thousand dollars may elect to leave their funds in the Plan or choose other options.  Participants are entitled to benefits beginning at normal retirement age (generally age 65).  Benefits are recorded when paid.

Notes receivable from participants

The Plan permits participants to borrow from their vested account. The maximum amount that may be borrowed is the lesser of fifty thousand dollars or 50% of the vested balance of the account.  Loan terms range from 1 - 4 years or up to 6 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest commensurate with local prevailing rates at the time the loan is made. Principal and interest are paid through periodic payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

2.               Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the modified cash basis of accounting, which is the equivalent of the accrual basis except that certain income receivable, contributions receivable, and other accruals are not recorded. This is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America and is permitted under ERISA.

Master Trust

The investments of the Plan, along with investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated July 1, 2004, between Bank of America, N.A., as successor in interest to Merrill Lynch Bank & Trust Co., FSB, the trustee, and the Company — The Kroger Defined Contribution Plan Master Trust (the Master Trust).

Investment valuation and income recognition

The Plan’s investments within the Master Trust are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodian.  See Note 7 for discussion of fair value.

Purchases and sales of securities are recorded on a trade date basis.  Gains or losses on sales of securities are based on average cost.  Interest income and dividend income are recorded on the date received by the Plan.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan.  The Plan invests in investment contracts through the Master Trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the master trust from fair value to contract value relating to investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates

The preparation of financial statements in accordance with the modified cash basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the trustee and management fees.  Any expenses that are unable to be allocated to participants are paid by the Company and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants and distributions to participants are charged directly to the participant’s account and are included in administrative expenses.

Subsequent events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through the date on which the financial statements were available to be issued.

3.               Plan Merger:

On December 31, 2013, the Plan was merged into The Kroger Co. Savings Plan.  Prior to the merger, the Plan’s net assets available for benefits were $177,110.

4.               Investments:

The Plan provides for participant directed investments into common stock of The Kroger Co., mutual funds, collective trusts, stable value funds, and certain retirement date funds, through the investment in the Master Trust.  Investments that represent 5% or more of the Plan’s net assets as of December 31, 2013 and 2012 are as follows:

	2013	2012

Interest in Master Trust, at fair value	$—	$141,203

Included in investment income from the Plan’s investment in the Master Trust is appreciation from investments bought, sold and held during the year of $27,038 and $13,801 at December 31, 2013 and 2012, respectively.

5.               Investment Contracts:

The Master Trust holds several synthetic investment contracts which are managed by investment fund managers.  The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero.  All plans have an undivided interest in each investment contract.  The investment contracts are fully benefit-responsive.  A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan. Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The following information relates to the Master Trust interest in investment contracts:

	2013	2012
Contract value	$ 1,095,267	$ 1,095,981
Fair value	$ 1,138,864	$ 1,178,316
Crediting interest rate range	.01% to 6.22%	.01% to 5.74%
Current crediting rate	2.46%	3.13%
Average yield	3.68%	2.86%

The crediting interest rate range for the investment contracts is based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment.  Certain of the crediting rates are adjusted quarterly.  The minimum crediting interest rate for these investments is zero.

6.              Master Trust:

The following is financial information with respect to the Master Trust:

December 31, 2013 and 2012 investment holdings (at fair value):

	2013	2012

Common stock	$1,975,045	$1,352,432
Mutual funds	390,332	389,011
Cash and equivalents	85,982	107,699
Fixed maturity synthetic guaranteed investment contracts	174,361	126,433
Constant duration synthetic guaranteed investment contracts	878,519	944,185
Collective trusts	556,787	499,332
Retirement date funds	1,937,833	1,491,523
	$5,998,859	$4,910,615

The net investment income of the Master Trust for the years ended December 31, 2013 and 2012 is summarized as follows:

	For the year ended December 31, 2013
		Net
	Dividends	Appreciation	Total

Common stock	$22,765	$598,178	$620,943
Mutual funds	11,678	108,920	120,598
Cash and equivalents	2,366	—	2,366
Fixed maturity synthetic guaranteed investment contracts	4,797	—	4,797
Constant duration synthetic guaranteed investment contracts	24,166	—	24,166
Collective trusts	—	91,838	91,838
Retirement date funds	—	283,925	283,925
	$65,772	$1,082,861	$1,148,633

	For the year ended December 31, 2012
		Net
	Dividends	Appreciation	Total
Common stock	$20,105	$120,153	$140,258
Mutual funds	4,839	55,473	60,312
Cash and equivalents	3,016	—	3,016
Fixed maturity synthetic guaranteed investment contracts	3,540	—	3,540
Constant duration synthetic guaranteed investment contracts	26,431	—	26,431
Collective trusts	—	67,243	67,243
Retirement date funds	—	204,021	204,021
	$57,931	$446,890	$504,821

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

As of December 31, 2013 and 2012, the Plan’s interest in the net assets of the Master Trust was 0.00% and 2.88%, respectively.  The Master Trust allocates individual assets to each plan participating in the Master Trust arrangement.  Therefore, the investment results of the Plan may not reflect its proportionate interest in the Master Trust.

7.              Fair Value Measurements:

For financial statement elements currently required to be measured at fair value, Financial Accounting Standards Board (FASB) defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

FASB establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•             Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•             Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•             Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2013 and 2012.

•             Cash and Cash Equivalents: The carrying value approximates fair value.

•             Common Stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•             Mutual Funds: The fair values of these securities are primarily based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•             Guaranteed Investment Contracts: The investments include cash and cash equivalents, fixed maturity guaranteed investment contracts (GICs) and constant duration GICs. The fair value of the investments is calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates. Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates. Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers.

•             Collective Trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV) provided by the manager of each fund.  The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding.  The NAV’s unit price is quoted on a private market that is not active.  However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds.

•             Retirement Date Funds: Retirement date funds are made up of investments in mutual funds, custom funds, and collective trusts, and are valued in a manner consistent with that described above.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

While all the investments of the participating plans are deemed part of the Master Trust, each plan does maintain a separate accounting of its share of the investments in the Master Trust.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2013:

	Assets at Fair Value as of December 31, 2013 Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Interest in Master Trust:	$5,998,859
Common Stock:
The Kroger Co. common shares		$1,427,600
All Cap Fund		547,445
Mutual Funds:
Balanced Funds		159,431
Non US/Global Stock		230,901
Cash and cash equivalents		85,982
Fixed maturity GICs			$174,361
Constant duration GICs			878,519
Collective trusts:
International Cap Funds			523,880
Bond Funds			32,907
Retirement Date Funds:
Balanced Funds			1,937,833

Total investments	$5,998,859	$2,451,359	$3,547,500	$—

The GICs shown above include wrap contracts, the fair value of which is immaterial.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2012:

	Assets at Fair Value as of December 31, 2012 Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Interest in Master Trust:	$4,910,615
Common Stock:
The Kroger Co. common shares		$1,010,758
Large Cap Funds		341,674
Mutual Funds:
Small and Mid Cap Funds		49,127
Balanced Funds		127,623
Non US/Global Stock		212,261
Cash and cash equivalents		107,699
Fixed maturity GICs			$126,433
Constant duration GICs			944,185
Collective trusts:
Large Cap Funds			251,799
Mid Cap Funds			87,049
Small Cap Funds			71,518
International Funds			48,024
Bond Funds			40,942
Retirement Date Funds:
Balanced Funds			1,491,523

Total investments	$4,910,615	$1,849,142	$3,061,473	$—

The GICs shown above include wrap contracts, the fair value of which is immaterial.

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013 and 2012, respectively.

			Redemption
		Unfunded	Frequency (if	Redemption
December 31, 2013	Fair Value	Commitments	currently eligible)	Notice Period

Collective trust fund — BlackRock MSCI ACWI IMI Fund	$523,880	n/a	Daily	2 days

Collective trust fund — Aggregate Bond Index Fund	$32,907	n/a	Daily	1 day

Retirement date funds(a)	$1,937,833	n/a	Daily	1 day

			Redemption
		Unfunded	Frequency (if	Redemption
December 31, 2012	Fair Value	Commitments	currently eligible)	Notice Period

Collective trust fund — S&P 500 Index Fund	$251,799	n/a	Daily	1 day

Collective trust fund — S&P 400 Index Fund	$87,049	n/a	Daily	1 day

Collective trust fund — Russell 2000 Index Fund	$71,518	n/a	Daily	1 day

Collective trust fund — Aggregate Bond Index Fund	$40,942	n/a	Daily	1 day

Collective trust fund — EAFE Index Fund	$48,024	n/a	Daily	1 day

Retirement date funds(a)	$1,491,523	n/a	Daily	1 day

(a)         The primary objective of these funds is to provide an appropriate asset mix for a participant given the participant’s age and retirement year. The underlying assets of the funds consist of mutual funds, collective trusts, and separate account vehicles. As time moves closer to a participant’s retirement date, the investments in the funds are adjusted automatically to become more conservative, with a higher portion invested in bonds and shorter-term investments and less in stocks. The investments in the funds are reviewed regularly and adjusted as necessary. The focus of the funds changes from growing assets to generating income and protecting investments as the retirement date approaches.

8.              Income Tax Status:

The Plan obtained its latest determination letter on December 3, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving this letter.  In January 2011, the Plan applied for a new determination letter but has not yet received a response.  The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2010.

9.              Risks and Uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

10.  Related-party and Party-in-interest Transactions

The Plan’s portion of its interest in the Master Trust included $0 and $8,182 of The Kroger Co. common shares at December 31, 2013 and 2012, respectively, at fair value.

The Plan purchased 127,511 and 186,373 common shares of The Kroger Co. at a cost of $4,507 and $4,367 in 2013 and 2012, respectively, through its interest in the Master Trust.

The Plan sold 436,665 and 157,678 common shares of The Kroger Co. for $16,792 and $3,712 with a realized gain of $5,272 and $72 in 2013 and 2012, respectively, through its interest in the Master Trust.

Bank of America, N.A. and Merrill Lynch provide recordkeeping and investment management services to the Plan.  Therefore, transactions with Bank of America, N.A. and Merrill Lynch qualify as party-in-interest transactions.

12.  Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2013	2012

Net assets available for benefits per the financial statements	$—	$144,325

Adjustment from contract value to fair value for investments in the Master Trust	—	2,685

Net assets available for benefits per the Form 5500	$—	$147,010

Net investment gain (loss) from master trust investment accounts on the Form 5500 will also reflect these adjustments.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2014

THE KROGER CO. SAVINGS PLAN FOR
BARGAINING UNIT ASSOCIATES

By:	/s/ Theresa Monti
Theresa Monti
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm